Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

On January 16, 2013, Document Security Systems, Inc. (the “Company”) made available to investors the following fact sheet and an updated presentation regarding the Company’s business and business combination with Lexington Technology Group, Inc.:

Document Security Systems, Inc. NYSE MKT: DSS Investor Fact Sheet

- About DSS –

Corporate Address:
28 East Main Street, Suite 1525
Rochester, NY 14614
Company Website:
http://www.dsssecure.com/

Document Securities Systems (NYSE MKT: DSS) is a recognized leader in anti-counterfeit and authentication technologies. DSS protects products worldwide with proprietary optical security solutions that prevent unauthorized scanning, printing and digital imaging. DSS has a history of protecting famous brands with its patented technology and know-how, including industry giants such as: P&G, Pfizer, Johnson & Johnson, Kellogg, Pepsi, Coca Cola, HSBC, Reynolds and Kraft. DSS technology is required on all United States Social Security cards. The company has enforced its intellectual property, and is currently engaged in litigation with Coupons.com. Document Security System recently announced a merger in October 2012 with Lexington Technology Group (LTG) which is targeted for completion in the first quarter of 2013.

Lexington Technology Group is an IP asset management company that owns Bascom Research, which has developed key Web 2.0 inventions relevant to social networks’ data structures. Bascom holds patents and is currently engaged in patent litigation against Novell, Inc., Facebook, Inc. and LinkedIn Corp. LTG management includes executives with a history of success in monetization of intellectual property, including UUNET, Concentric Networks and ImageExpo, which won a $60 million verdict against Microsoft.

The merger with LTG should allow DSS to develop and monetize its intellectual property portfolio and allow DSS to acquire and develop new intellectual property.

- Stock Information* -

Current Price (1/10/2013): $2.87

52 Week Range: $2.21 - $5.12

Market Cap: $62.07M

Shares Outstanding: 21.70M

Float Public: 19.12M

*pre-merger

- Management Team -

President, Chief Operating Officer and Acting Chief Executive Officer*

– Robert Bzdick; has 29 years of experience in manufacturing operations management to integrate and strengthen DSS’s production divisions

Chief Financial Officer

– Phillip Jones; has 17 years of experience in the accounting and finance sector

Chief Executive Officer(LTG)*

– Jeff Ronaldi; has 25 years management experience in start-up and high-growth companies.

Chief Investment Officer**

- Peter Hardigan; highly experienced IP monetization executive having represented a range of fortune 500 companies and institutional investors in IP monetization

* Upon the completion of the merger, Jeff Ronaldi will become CEO, while Robert Bzdick will remain Executive Vice President of the DSS operating division

**Following the merger, LTG Chief Operating Officer, Peter Hardigan will become the Chief Investment Officer.

- Technology -

Anti-Counterfeiting and Authentication Technologies

Document Security Systems is a leader in optical deterrent technologies and products that protect against counterfeiting and fraud due to unauthorized copying scanning and photo imaging. Document Security System’s Authentiguard® suite includes covert and overt technologies that are cost-effective and customizable, involving patented methods of printing in such a way that even high-quality scanners and photocopiers are unable to accurately reproduce the original document. Scanners and copiers are the basic tools of counterfeiters. By utilizing DSS’s technology, customers can use traditional printing processes and regular ink on standard paper, but still create secure documents which cannot be altered, copied, scanned, or counterfeited. DSS’s legacy technology is used on more than 100 currencies worldwide.

- Recent Developments -

Document Security Systems reported strong earnings growth in its third quarter of 2012, with a revenue gain of 15% year over year. The company reported a 27% revenue gain for the full year so far, reporting revenue of $9.1 million in the first 3 quarters of 2011, and $11.6 million in 2012. DSS had a record sales month in October and anticipates the Company’s best quarter in sales and gross profit.

DSS and Lexington Technology Group, Inc. announced a merger anticipated to close in the first quarter of 2013. The merger is subject to a shareholder vote in the spring of 2013.

Bascom Research, LLC., a wholly-owned subsidiary of Lexington Technology Group, Inc. filed patent infringement lawsuits on October 3, 2012, with five social and business networking companies, including Facebook, Inc. and LinkedIn Corp.

In October 2011, Document Security Systems filed a lawsuit against Coupons.com. DSS contends that Coupons.com has used DSS’s digital copy protection technology on billions of internet generated coupons since 2006, which was provided to Coupons.com for review under a strict non-disclosure agreement.

- Product Offerings –

DSS has assembled considerable global resources and technological firepower in its Authentguard® suite to produce custom produced materials that guard your brand like no other single partner can do

Security Printing & Paper

Advanced anti copy and forgery resistant technologies

Packaging

Paperboard packaging for consumer packaged goods

Plastics

Wide range of technologies and security features from magnetic strips to RFID cards

RFID

Wide range of applications, such as real-time identification of people and assets

Service

Investigative sources determining loss and facilitating corrective action

Digital

Full suite of protection and backup services

Information contained herein is based on sources we believe to be reliable but we do not guarantee its accuracy. This informational packet is incomplete and should be completely disregarded if not accompanied by the more comprehensive 1-page disclosure/disclaimer statement. This report is for informational purposes only, and is not intended as an offer to sell or a solicitation to buy securities. The private securities litigation reform act of 1995 provides a safe harbor for forward looking statements made on behalf of the company. All such forward looking statements are, by necessity, only estimates of future results and actual results achieved by DSS may differ materially from these statements. DSS assumes no obligations to update these statements to reflect actual results. You should independently investigate and fully understand all risks before making investment decisions.

www.dsssecure.com Document Security Systems (NYSE MKT: DSS)

1 Cautionary Note Regarding Forward - Looking Statements Statements in this presentation regarding the proposed transaction between Document Security Systems, Inc . ("DSS") and Lexington Technology Group, Inc . ("Lexington Technology Group") ; the expected timetable for completing the transaction ; the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders ; the potential of the combined companies’ technology platform ; our respective or combined ability to raise capital to fund our combined operations and business plan ; the continued listing of DSS's or the combined company’s securities on the NYSE MKT ; market acceptance of DSS products and services ; our collective ability to maintain or protect our intellectual property rights through litigation or otherwise ; Lexington Technology Group’s limited operating history, competition from other industry competitors with greater market presence and financial resources than those of DSS ; our ability to license and monetize the patents owned by Lexington Technology Group including the outcome of the litigation against social networking companies and others ; potential new legislation or regulation related to enforcing patents ; the complexity and costly nature of acquiring patent or other intellectual property assets ; the combined company’s management and board of directors ; and any other statements about DSS’s or Lexington Technology Group’s management teams’ future expectations, beliefs, goals, plans or prospects constitute forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward - looking statements . There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward - looking statements, including : the risk that DSS and Lexington Technology Group may not be able to complete the proposed transaction ; the inability to realize the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders ; our respective or combined inability to raise capital to fund our combined operations and business plan ; DSS’s or the combined company’s inability to maintain the listing of our securities on the NYSE MKT ; the potential lack of market acceptance of DSS’s products and services ; our collective inability to protect our intellectual property rights through litigation or otherwise ; competition from other industry competitors with greater market presence and financial resources than those of DSS ; our inability to license and monetize the patents owned by Lexington Technology Group including the outcome of the litigation against social networking companies and others ; and other risks and uncertainties more fully described in DSS’s Annual Report on Form 10 - K for the year ended December 31 , 2011 and its Quarterly Reports on Form 10 - Q for the quarters ended March 31 , 2012 , June 30 , 2012 , and September 30 , 2012 , each as filed with the U . S . Securities and Exchange Commission ("SEC"), as well as the other filings that DSS makes with the SEC . Investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available . In addition, the statements in this presentation reflect our expectations and beliefs as of the date of this presentation . We anticipate that subsequent events and developments will cause our expectations and beliefs to change . However, while we may elect to update these forward - looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise . These forward - looking statements should not be relied upon as representing our views as of any date after the date of this presentation .

2 Important Additional Information Will Be Filed with the SEC This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS or Lexington Technology Group or the solicitation of any vote or approval . In connection with the proposed transaction, DSS has filed with the SEC a Registration Statement on Form S - 4 containing a proxy statement/prospectus, which is currently under review by the SEC . The proxy statement/prospectus will contain important information about DSS, Lexington Technology Group, the transaction and related matters . DSS will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of Lexington Technology Group when it becomes available . Investors and security holders of DSS and Lexington Technology Group are urged to read carefully the proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction . Investors and security holders of DSS will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by DSS through the website maintained by the SEC at www . sec . gov . In addition, investors and security holders of DSS and Lexington Technology Group will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) by contacting DSS, Inc . , Attn .: Investor Relations, at 28 East Main Street, Suite 1525 Rochester, NY 14614 , or by e - mail at investors@dsssecure . com . Investors and security holders of Lexington Technology Group will also be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Lexington Technology Group, Attn .: Investor Relations, 375 Park Avenue, New York, NY 10152 , or by e - mail at info@lex - tg . com . DSS and Lexington Technology Group, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS and Lexington Technology Group . Information regarding DSS's directors and executive officers is contained in DSS's Annual Report on Form 10 - K for the fiscal year ended December 31 , 2011 , which was filed with the SEC on March 19 , 2012 , and in its proxy statement prepared in connection with its 2012 Annual Meeting of Stockholders, which was filed with the SEC on April 18 , 2012 . Information regarding Lexington Technology Group's directors and officers , and a more complete description of the interests of DSS's directors and officers in the proposed transaction , will be available in the proxy statement/prospectus that will be filed by DSS with the SEC in connection with the proposed transaction .

3 About Document Security Systems (NYSE MKT: DSS) ▪ Leader in the document anti - counterfeiting field with customers world - wide . ▪ Protects many famous brands with patented technology and know how, including products manufactured by 25 Fortune 200 companies. Clients include P&G, Pfizer, HSBC, Kellogg, Pepsi, Coca Cola ▪ R & D focus on technology – established industry standard (DSS is a specified provider to a United States government agency for identity documents). ▪ History of intellectual property commercialization and enforcement, including current lawsuit against Coupons.com. ▪ IP for Digital Security – 5 new provisional patents for optical digital security, targeting “supply chain” and “records management” solutions with imbedded customer base.

4 Document Security Systems (DSS) Announces Merger With Lexington Technology Group (LTG) October 2, 2012 ▪ Upon shareholder approval from both companies, the combined company will be known as Document Security Systems, Inc. ▪ The strategic combination with Lexington Technology Group will enable DSS to increase its intellectual property portfolio, and help position the Company to enhance its revenue through the monetization of the combined company's intellectual property assets. ▪ Upon completion of the merger the former stockholders of Lexington Technology Group are expected to own 55% of the outstanding common stock and current stockholders of DSS are expected to own 45% of the outstanding common stock (fully - diluted) ▪ The combined company will be led by Lexington Technology Group’s management team: LTG CEO, Jeffrey Ronaldi will become CEO of DSS and Chief Operating Officer of LTG Peter Hardigan will become DSS’s Chief Investment Officer. Acting CEO of DSS, President and Chief Operating Officer, Robert Bzdick, will remain with the Company as Executive Vice President of DSS operations and DSS’s CFO, Philip Jones, will remain CFO of the combined company.

5 Document Security Systems, Inc. (“DSS”) Overview DSS : A history of protecting famous brands from counterfeiting … …is moving to a future of protecting them in the “cloud.” Evolving its expertise in optical security technology, trusted for securing some of the world’s most important documents, to creating digital solution for protecting documents and data in today’s digital world. ▪ 10% of Global GNP is counterfeit goods 1 ▪ $1 Trillion global losses 2 ($250 billion in US) 2 ▪ Only $4 billion being spent to combat the problem ▪ Expected to grow to $79 billion in 2014 3 . Counterfeiting : a world - wide epidemic in need of solutions … 1. U.S. Chamber of Commerce 2. GCCCP – United Nations World Intellectual Property Organization 3. MarketsandMarkets.com Research Report

6 AuthentiGuard® Prism Covert Authentication that does not reproduce on copiers and scanners . • Copy/scan resistant - valid image only appears on originals • Hides confidential information from naked eye • Hidden words or images are revealed using simple authenticator lens

7 Product Authentication with Real - Time Insight into Supply Chains. Validate products from production to store shelf with this covert marking system and smart phone application . • A product authentication solution that’s more efficient and cost effective over commonly used methods such as holograms, taggants and color shifting inks . • R eal - time status of the origin, destination, and authenticity of products across all distribution channels . • Stays steps ahead of counterfeiters by implementing the dynamic and variable covert marking system .

8 Variably Secure Document(VSD) Variable Data Authentication Feature Point of Issuance Security Document content encoded utilizing AuthentiGuard Prism as a variable data authentication feature that can be sent via email or printed at point of issuance .

9 AuthentiGuard ® DX

10 DSS 3Q 2012 Earnings Highlights ▪ Sales up 15% in Q3 2012, Sales up 27% for the first nine months of 2012 compared to 2011. ▪ Gross profit up 20% in Q3 2012, Gross Profit up 36% for the first nine months of 2012 compared to 2011 . ▪ Operating expenses flat, except for significant Merger related costs and an increase in stock based compensation . ▪ Net loss of $1,096,000. However, Adjusted EBITDA, less merger costs, was a loss of $61,000 for the quarter, approaching EBITDA positive. ▪ Reached significant financial milestone in September, achieving the Company’s first month of operating profitability on an Adjusted EBITDA basis.

11 About Lexington Technology Group (LTG) ▪ Intellectual Property (IP) Asset Company that invests both expertise and capital in the development and monetization of pioneering technologies ▪ Experienced management team who have demonstrated success in generating returns from patent monetization. ▪ Invests in “high stakes” patent litigation and broad industry licensing to seek absolute investor return at reduced capital risk. ▪ Bascom Research - wholly owned subsidiary - Seminal Web 2.0 patents relevant to social networking and intranets

12 ▪ High - Stakes Litigation: Each case designed to have high potential upside, but with risk of trial and appeal ▪ Broad Licensing: Often 25+ licensees in an effort, typical payment size <$1MM ▪ Build portfolio of >5 high - stakes claims & 5 ongoing licensing efforts to generate cash flow ▪ Partner with leading research institutions ▪ Seek to finance some or all of working capital from licensing proceeds ▪ Partial risk sharing with vendors (maintain upside) ▪ Investors share directly in results of “high stakes” portfolios ▪ Portion of proceeds intended to be distributed to investors ▪ Remainder re - invested ▪ Allows operations to focus on maximizing value over the long run ▪ Acquire companies or patent portfolios ▪ Companies with monetization potential and operations that can be improved ▪ Patent portfolios that stand alone or support other LTG operations ▪ Key pipelines: Fortune 500 relationships, institutional investors, brokers, university relationships, etc. LTG /DSS Investment Strategy: Create Diversified Portfolio of IP Monetization Opportunities Strategy Approach Distribution Reinvestment

13 LTG Initial Investment: Bascom Research, LLC ▪ Bascom Research is a wholly owned subsidiary of LTG, based in McLean, Va. ▪ The patented technology covers the data structure used by social networking sites and web 2.0 corporate intranets ▪ Bascom Research filed patent infringement lawsuits against five defendants: • Novell, Inc. • LinkedIn Corp. • Jive Software, Inc. • Facebook, Inc. • BroadVision, Inc . Professional Background: ▪ Program Manager for Raytheon and Northrup Grumman’s ballistic missile defense program ▪ Manager for NASA’s Mission to Planet Earth at Goddard Space Flight Center Education: ▪ SUNY Buffalo (B.S. in Aerospace Engineering); ▪ The George Washington University (M.S. Engineering Administration) Tom Bascom Bascom Research ▪ Founder of Linkspace, a pioneering platform for efficient user sharing and collaboration via relationship linking , established in 2001

14 Bascom Research Patents Disclose “Relationships with Attributes” ▪ Establishing a relationship between two or more objects (e.g., user profiles, documents, articles, data entries, etc.) ▪ With the ability to describe / customize and display the characteristics of the relationship Exemplary Use of the Technology within the Facebook Platform ▪ The complaint alleges that the Facebook website is built with the same infringing tools offered publicly to developers ▪ Developer tools that illustrate alleged infringing use include: ▪ Open Graph: “At Facebook's core is the social graph …”Historically, Facebook has managed this graph and has expanded it over time as we launch new products (ex: photos, places)” 1 ▪ Facebook Query Language: specifies how to link objects, including “users,” “friends,” “Friend request,” “Like,” etc. 2 1. http://developers.facebook.com/docs/opengraph/ (accessed 9 - 19 - 2012) 2. http://developers.facebook.com/docs/reference/fql/ (ac cessed 9 - 19 - 2012) One example of the Bascom Research Portfolio’s Use in the Market

15

Combined Company – Management

- Lexington Tech Group Management will lead new DSS
- Sharing of key resources
- Licensing team will also oversee existing litigation


LICENSING
Jeff Ronaldi
CEO
EXISTING OPERATIONS
Peter Hardigan
CIO
Philip Jones
CFO
Robert Bzdick
Executive VP
John Cronin
Special Advisor
Jeff D'Angelo
General Counsel
Patrick White
Special Advisor
David Wicker
SVP R&D
Lexington Technology Group
ExtraDev, Inc.
DSS Printing DSS Packaging
DSS Plastics Group
TBD
Tom Bascom
President & CTO
TBD Additional Portfolios
Bascom Research
LTG
DSS

16 DSS Management & Experience 1. www.ipnav.com; interviews with company management (8/2012) Will Rosellini, Chief Executive Officer Robert Bzdick Acting Chief Executive Officer, President and Chief Operating Officer Phillip Jones, Chief Financial Officer ▪ Jointed the Company in 2005 as Controller and Principal Accounting Officer ▪ Has 17 years experience in the accounting and finance sector ▪ Held financial management positions at American Fiber Systems and at Zapata Corporation where he was involved in the successful spin - off and IPO of Zapata’s internet subsidiary ▪ 29 years experience in manufacturing operations management ▪ Founder and CEO of Premier Packaging Corporation prior to DSS acquisition ▪ Upon the completion of the merger, will remain as Executive Vice President of DSS operating division

17 LTG Management & Experience 1. www.ipnav.com; interviews with company management (8/2012) Will Rosellini, Chief Executive Officer Jeff Ronaldi Chief Executive Officer Peter Hardigan, Chief Operating Officer ▪ CFO / Head of Investment Management at IPNav 1 Responsible for financial assessment of all IPNav acquisitions, including bids up to $100mm Aided activist investors in bid for AOL & other deals ▪ Principal & Leader of IP transactions at Charles River Associates in NYC and Frankfurt ▪ MBA: Columbia University, BA: University of Chicago ▪ Upon Completion of the merger, Peter will become Chief Investment Officer of DSS ▪ Over 25 years of experience in company formation and management, including roles at UUNET, Concentric Networks, SPX and newsletters.com ▪ Managed Juridica’s $50M investment in patent portfolios; former General Manager at ImageExpo, an SPX company, which won a $60MM verdict against Microsoft in 2004; board member of SSL Services, which won a $10MM verdict against Citrix ▪ Upon Completion of the merger will become CEO of DSS

18 Combined Company – Board of Directors Independent Directors Company Directors Peter Hardigan CIO Warren Hurwitz Altitude Capital Partners Jonathon Perelli FortifyVC Richard Cohen Chord Advisors Jeff Ronaldi CEO Robert Bzdick President David Klein Constellation Brands Ira Greenstein IDT Robert Fagenson Chairman, DSS LTG DSS

19 Financial Snapshot: NYSE MKT: DSS Share Price as of 1/11/2013 $2.75 Average Volume(3months) 97,277 52 Week Low - High $2.11 - $5.12 Market Cap $58.39million Shares Outstanding (Fully - Dilluted as of 11/21/2012) 21.7million Float 19.12million Cash On Hand (as of 9/30/2012) $1.omillion

20 DSS Key Milestones ▪ Improved earnings in upcoming 4rth quarter and full year results based on positive guidance and strong uptrend for first three quarters ▪ Completion of DSS and LTG Merger ▪ Further development and monetization of DSS intellectual property through LTG relationship ▪ Favorable ruling or settlement in intellectual property litigation against Coupons.com or in LTG proceedings against Facebook, LinkedIn, Broadvision, Novell and Jive Software